Mail Stop 3561

October 28, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Hassan Salari
  Chief Executive Officer and Chief Financial Officer
GLOBAL HEALTH VENTURES INC.
(f/k/a Goldtown Investments Corp.)
1517 West 58th Avenue,
Vancouver, British Columbia, Canada V6P 1W6

> **Re: Goldtown Investments Corp. (f/k/a Acting Scout Inc.)**
> **Form 10-KSB for the year ended May 31, 2007**
> **Filed September 13, 2007**
> **File No. 333-137888**

Dear Mr. Salari:

We issued comments to you on the above captioned filing on November 9, 2007. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us within 10 days to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us within 10 days, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Beverly A. Singleton at (202) 551-3328 if you have any questions.

Sincerely,

David R. Humphrey
Branch Chief